Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE-AND SIX-MONTH PERIODS ENDED MAY 31, 2022

The following Management’s Discussion and Analysis (“MD&A”) provides Management’s point of view on the financial position and results of operations of Theratechnologies Inc., on a consolidated basis, for the three- and six-months period ended May 31, 2022, compared to the three- and six-months period ended May 31, 2021. Unless otherwise indicated or unless the context requires otherwise, all references in this MD&A to “Theratechnologies”, the “Company”, the “Corporation”, “we”, “our”, “us” or similar terms refer to Theratechnologies Inc. and its subsidiaries on a consolidated basis. This MD&A is dated July 12, 2022, was approved by our Audit Committee on July 13, 2022 and should be read in conjunction with our unaudited interim consolidated financial statements and the notes thereto as at May 31, 2022 (Interim Financial Statements), as well as the MD&A and audited annual consolidated financial statements, including the notes thereto, as at November 30, 2021.

Except as otherwise indicated, the financial information contained in this MD&A and in our Interim Financial Statements has been prepared using accounting policies consistent with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board, or IASB, and in accordance with International Accounting Standard (“IAS”) 34, Interim Financial Reporting.

The Company’s functional and presentation currency is the United States dollar (“USD”). All monetary amounts set forth in this MD&A and the Interim Financial Statements are expressed in USD, unless otherwise noted.

In this MD&A, the use of EGRIFTA® and EGRIFTA SV® (tesamorelin for injection) refers to tesamorelin for the reduction of excess abdominal fat in HIV-infected patients with lipodystrophy and the use of Trogarzo® (ibalizumab-uiyk) injection refers to ibalizumab for the treatment of multidrug resistant HIV-1 infected patients. The use of tesamorelin refers to the use of our tesamorelin compound for the potential treatment of nonalcoholic steatohepatitis (NASH) in the general population and in people living with HIV.

Forward-Looking Information

This MD&A contains forward-looking statements and forward-looking information, or, collectively, forward-looking statements, within the meaning of applicable securities laws, that are based on our management’s beliefs and assumptions and on information currently available to our management. You can identify forward-looking statements by terms such as “may”, “will”, “should”, “could”, “promising”, “would”, “outlook”, “believe”, “plan”, “envisage”, “anticipate”, “expect” and “estimate”, or the negatives of these terms, or variations of them. The forward-looking statements contained in this press release include, but are not limited to, statements regarding the availability of the term loan, our forecasted revenues for the 2022 full fiscal year, the conduct of our clinical trials with TH1902, the timelines associated with the completion of the HFS, with the filing of an sBLA with the FDA for the F8 formulation and the IM mode of administration study using Trogarzo®, and our discussions with potential partners in NASH and in Greater China for our oncology platform.

Theratechnologies Inc.
2015	Peel Street, 11th Floor
Montreal, Qubec H3A 1T8

Although the forward-looking information contained in this press release is based upon what the Company believes are reasonable assumptions in light of the information currently available, investors are cautioned against placing undue reliance on this information since actual results may vary from the forward-looking information. Certain assumptions made in preparing the forward-looking statements include that: the Company will meet all the terms and conditions of the term loan; sales of EGRIFTA SV® and Trogarzo® in the United States will increase over time; the Company’s commercial practices in the United States and the countries of the European Union will not be found to be in violation of applicable laws; the long-term use of EGRIFTA SV® and Trogarzo® will not change their respective current safety profile; no recall or market withdrawal of EGRIFTA SV® and Trogarzo® will occur; no laws, regulation, order, decree or judgment will be passed or issued by a governmental body negatively affecting the marketing, promotion or sale of EGRIFTA SV® and Trogarzo® in the United States; continuous supply of EGRIFTA SV® and Trogarzo® will be available; the Company’s relations with third-party suppliers of EGRIFTA SV® and Trogarzo® will be conflict-free and such third-party suppliers will have the capacity to manufacture and supply EGRIFTA SV® and Trogarzo® to meet market demand on a timely basis; no biosimilar version of EGRIFTA SV® will be approved by the FDA; the Company’s intellectual property will prevent companies from commercializing biosimilar versions of EGRIFTA SV® in the United States; the FDA will approve the IV Push mode of administration of Trogarzo® by the target action date of October 3, 2022; the Company will succeed in finding a commercial partner in Greater China for its oncology platform and for its NASH program; the timelines associated with the completion of the HFS, the filing of an sBLA with the FDA for the F8 formulation and the completion of the IM mode of administration for Trogarzo® will be met; and the Company’s business plan will not be substantially modified.

Forward-looking information assumptions are subject to a number of risks and uncertainties, many of which are beyond Theratechnologies’ control that could cause actual results to differ materially from those that are disclosed in or implied by such forward-looking information. These risks and uncertainties include, but are not limited to, those related to or arising from: non-compliance by the Company with the terms and conditions of the term loan; the occurrence of an event of default under the term loan triggering the accelerated reimbursement of any outstanding drawn down amounts; the Company’s ability and capacity to grow the sales of EGRIFTA SV® and Trogarzo® successfully in the United States; the Company’s capacity to meet supply and demand for its products; the market acceptance of EGRIFTA SV® and Trogarzo® in the United States; the continuation of the Company’s collaborations and other significant agreements with its existing commercial partners and third-party suppliers and its ability to establish and maintain additional collaboration agreements; the Company’s success in continuing to seek and maintain reimbursements for EGRIFTA SV® and Trogarzo® by third-party payors in the United States; the success and pricing of other competing drugs or therapies that are or may become available in the marketplace; the Company’s ability to protect and maintain its intellectual property rights in EGRIFTA SV® and tesamorelin; the Company’s ability to successfully meet the timelines set forth herein; the discovery of a cure for HIV; the Company’s failure to meet the terms and conditions set forth in the credit agreement resulting in an event of default and preventing the Company from accessing the full amount of the term loan; the Company’s expectations regarding its financial performance, including revenues, expenses, gross margins, profitability, liquidity, capital expenditures and income taxes; and the Company’s estimates regarding its capital requirements.

We refer current and potential investors to the “Risk Factors” section of our Annual Information Form dated February 23, 2022, available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov as an exhibit to our report on Form 40-F dated February 24,

Theratechnologies Inc.
2015	Peel Street, 11th Floor
Montreal, Qubec H3A 1T8

2022, under Theratechnologies’ public filings. The reader is cautioned to consider these and other risks and uncertainties carefully and not to put undue reliance on forward-looking statements. Forward-looking statements reflect current expectations regarding future events and speak only as of the date of this MD&A and represent our expectations as of that date.

We undertake no obligation to update or revise the information contained in this MD&A, whether as a result of new information, future events or circumstances or otherwise, except as may be required by applicable law.

BUSINESS OVERVIEW

Theratechnologies is a biopharmaceutical company focused on the development and commercialization of innovative therapies addressing unmet medical needs. We have a promising pipeline of investigational medicines in oncology and NASH and two approved medicines (EGRIFTA SV® and Trogarzo®) for people living with HIV. The Company has a sales and marketing infrastructure to commercialize its products in the U.S. We are winding down commercial operations in Europe in connection with the commercialization and distribution of Trogarzo® as we will forfeit our rights to commercialize and distribute such products by the end of October 2022. We continue to assess the market for potential product acquisitions or in-licensing transactions that would be complementary to our business and further drive future sustainable growth and value creation.

RECENT HIGHLIGHTS AND PROGRAM UPDATES

Pipeline Updates

•

TH1902 Basket Trial Update: On July 14, 2022, the Company issued an update on the dose escalation portion of the TH1902 Phase 1 clinical safety study. TH1902 is Theratechnologies’ first-in-human study of its investigational lead peptide drug conjugate (“PDC”) for the treatment of sortilin-expressing cancers. It has received Fast Track designation from the United States Food and Drug Administration (“FDA”).

A total of 18 heavily pre-treated patients, who received an average of 8 prior cancer treatments, were enrolled in the dose escalation portion of the study. Two of those patients remain on treatment. Following the safety observations at 420 mg/m2 including grade 3 neuropathy, grade 4 neutropenia, grade 3 ocular changes (visual acuity, keratitis and ocular surface dryness) and grade 2 skin toxicities (rash, pruritis and inflammation), the dose of TH1902 was decreased to 300 mg/m2 for the next dose level and was expanded to a total of 6 patients. No Dose Limiting Toxicities (“DLTs”) were observed during the first cycle, therefore, the dose of 300 mg/m2 was selected for continuation of the basket part of the study. In addition, the levels of free docetaxel are low, at only 11% of those observed at docetaxel treatment dosage of 75 mg/m2. Thus far 300 mg/m2 appears to be a well-tolerated dose level, which continues to be evaluated in the larger basket portion of the TH1902 study.

Signs of efficacy have been observed in three heavily pretreated patients in the dose escalation trial, and recorded results include:

Theratechnologies Inc.
2015	Peel Street, 11th Floor
Montreal, Qubec H3A 1T8

•	Confirmed partial response in one prostate cancer patient with 53% overall reduction in target lesions after three cycles of TH1902 at 300 mg/m2, PSA continued to progress.
•

Stabilized disease observed in a prostate cancer patient with measurable reduction in target lesion sizes (single digit percentages), including one PSA response. The patient was treated with mixed cycles of TH1902 from 420 mg/m2 to 300 mg/m2.

•

Stabilized disease observed in an endometrial cancer patient with measurable reduction in target lesion sizes (single digit percentages). Notably, she received a total of 11 cycles. Her dose was escalated from 60 mg/m2 to 360 mg/m2.

In an effort to optimize and ensure success of this clinical research program, the company has enrolled six active trial sites across the United States, including Cedars-Sinai in California, Karmanos Cancer Institute and START Midwest in Michigan, Pennsylvania Cancer Specialists Research Centre, Mary Crowley Cancer Research and University of Texas MD Anderson Cancer Center, both in Texas.

TH1902 China Out-licensing and Partnership Strategy: Out-licensing development and commercialization rights for TH1902 in Greater China continues. Discussions are moving forward with an expanding number of potential partners.

EGRIFTA SV® Human Factors Study: Following complaints received from patients relating to the reconstitution of EGRIFTA SV® after its launch in 2019, we have submitted an amendment to the Instructions For Use (“IFU”s) included in the EGRIFTA SV® Patient Information in March 2021, and per the timelines set forth in the regulation, we implemented these changes, which included amended IFUs. We also provided patients with detailed training through our call center, Thera Patient Support®, related to that change and the number of complaints has since been reduced to almost nil. The FDA responded to our amendment with a Complete Response Letter, asking the Company to carry out a Human Factors Study (“HFS”) to ensure that patients reconstitute the product in the proper manner. We have recently initiated such study, which we believe will be carried out to the FDA’s satisfaction, within their imposed timeframe of one year.

F8 sBLA filing: As previously announced, our intention was to file a supplemental Biologic License Application (“sBLA”) for the F8 formulation by the end of the first quarter of calendar 2022. Currently, the issue around the global supply for bacteriostatic water for injection (“BWFI”) required for the reconstitution of the F8 formulation, has not been resolved. As per the FDA website, the estimated recovery of supply of BWFI is scheduled for October 2022.

In addition, since the FDA has asked us to perform an HFS for the reconstitution of EGRIFTA SV®, we have proactively decided to carry out such a study before filing the sBLA for the F8 formulation. As such, we will be filing the sBLA for the F8 once we have consistent sourcing of the BWFI and completed the HFS.

NASH: After internal discussions and further risk assessment on this program, in order to further de-risk the Phase 3 trial, the Company has submitted an amended

Theratechnologies Inc.
2015	Peel Street, 11th Floor
Montreal, Qubec H3A 1T8

protocol to the FDA. The new protocol will include a Phase 2b/3 seamless study design where the first 350 or so patients’ data will be analyzed by a data monitoring committee to assess the efficacy of tesamorelin on a smaller subset of patients. This amended protocol will allow us to generate hard end point data on NAS score and fibrosis. A decision will then be made whether to continue the study until full number of patients (1,094) have completed 18 months of treatment. The FDA has agreed to this redesigned protocol.

The NASH program is still on pause pending resolution on the F8 formulation and finding of a partner with resources and capabilities. We continue to have discussions with potential NASH partners and are encouraged to see renewed NASH interest with recent industry partnership announcements.

VAMOS Study: The Company continues its study titled Visceral Adiposity Measurement and Observation Study (“VAMOS”) to reflect our commitment to improve the health outcomes of people living with HIV. VAMOS is an epidemiologic cross-sectional study to answer the unknown associations between visceral fat and cardiovascular disease risk, liver fat, liver fibrosis, pericardial fat, and muscle fat in HIV patients.

These associations are being measured across a diversity of weights, BMIs, genders, and races so that the impact of visceral fat can be understood with external validity to the results. Additionally, the performance of anthropometric measurements like waist circumference (“WC”) and hip circumference are being assessed in a modern HIV population. The aim of the study is two-fold: (1) to determine the utility of WC’s ability to predict cardiovascular risk scores, liver fat, liver fibrosis, and abnormal glucose homeostasis across the full VAMOS population and subgroups; and (2) to identify common clinical data points in today’s standard of care that can be used to assess a patient’s risk of having excess visceral fat. The VAMOS study results are expected to direct clinicians on why and which patients in their practice should be screened for excess visceral fat and treatment.

Trogarzo® Lifecycle Management: An sBLA was filed with the FDA in the fourth quarter of 2021 for the Company’s Intravenous (“IV”) Push mode of administration of Trogarzo® for the treatment of human immunodeficiency virus type 1 (“HIV-1”). The FDA has accepted our filing and has provided a target action date of October 3, 2022, in accordance with the Prescription Drug User Fee Act (“PDUFA”). Theratechnologies and TaiMed are also evaluating an intramuscular (“IM”) mode of administration for Trogarzo® within the TMB-302 study. This trial is now fully enrolled, and we expect completion of the study in the second half of 2022.

Corporate and Commercial Updates

Binding Commitment for a Non-Dilutive Term Loan of up to $100 Million: On July 13, 2022, the Company announced it received a binding commitment letter with respect to a non-dilutive term loan with Marathon Asset Management for up to $100 million. The term loan will make it possible to buy back and cancel $30 million

Theratechnologies Inc.
2015	Peel Street, 11th Floor
Montreal, Qubec H3A 1T8

principal amount of convertible notes due June 2023, through private agreements with certain US noteholders.

Commercialization Activities Focused on the United States: The Company has decided to focus its commercialization activities in the United States and, as a result, will cease its Trogarzo® commercialization operations in Europe. A notice of termination was sent to TaiMed Biologics Inc. (TaiMed), and we will return the European commercialization rights to Trogarzo® to TaiMed by the end of October 2022.

CQDM provides new cancer research grant: The CQDM – a Quebec biopharmaceutical research consortium—has provided a new cancer research grant to validate the anti-metastatic potential of TH1902. The CQDM together with the Quebec Breast Cancer Foundation and Mitacs announced close to 1 million Canadian dollars for a new research project at l’Université du Québec à Montréal focused on several metastatic cancer models. This public-private partnership complements Theratechnologies’ annual investment in the development of our targeted oncology platform in breast cancer and could increase the spectrum of cancer patients who might ultimately benefit from this new therapy. This new sum will further expand our knowledge in advanced metastatic breast cancer.

2022 Revised Revenue Guidance

Fiscal year 2022 revenue guidance tightened to be in the range of $79 million- $82 million, or growth of the commercial portfolio to be in the range of 13% and 17%, as compared to the 2021 fiscal year. The adjustments reflect our updated expectations from Europe, as announced earlier in the quarter and first half results.

OUR MEDICINES

The Company has two approved medicines for people living with HIV, namely Trogarzo® in the United States, European Union, and United Kingdom, and EGRIFTA SV® in the United States. EGRIFTA® is currently commercially available in Canada. However, sales of EGRIFTA® in Canada are not material to our business and we expect that going forward, these sales will discontinue.

EGRIFTA SV® is a new formulation of EGRIFTA® that was approved by the FDA for the reduction of excess abdominal fat in HIV-infected patients with lipodystrophy and launched in the United States in November 2019. Unlike EGRIFTA®, EGRIFTA SV® can be kept at room temperature, comes in a single vial and has a higher concentration resulting in a smaller volume of administration.

Trogarzo® was the first HIV treatment approved with a new mechanism of action in more than 10 years. It is the first in a new class of antiretrovirals (ARV) and is a long-acting ARV therapy that can lead to an undetectable viral load in heavily treatment-experienced adult HIV-infected patients when used in combination with other ARVs. The treatment is infused once every two weeks.

Theratechnologies Inc.
2015	Peel Street, 11th Floor
Montreal, Qubec H3A 1T8

Trogarzo® was approved by the FDA in March 2018 for the treatment of human immunodeficiency virus type 1 (“HIV-1”) infection in heavily treatment-experienced adults with multidrug resistant, or MDR, HIV-1 infection failing their current antiretroviral regimen. Trogarzo® was also approved by the European Medicines Agency (EMA) in September 2019 for the treatment of adults infected with MDR HIV-1 for whom it is otherwise not possible to construct a suppressive antiviral regimen.

In March 2016, we obtained the rights to commercialize Trogarzo® in the United States and Canada pursuant to a distribution and licensing agreement with TaiMed. In March 2017, the agreement was amended to include the commercial rights to Trogarzo® in the European Union and in other countries such as Israel, Norway, Russia and Switzerland (the “TaiMed Agreement”). In April 2022, the Company sent a notice of termination to TaiMed in connection with its commercialization and distribution of Trogarzo in Europe. The discontinuation will become effective by the end of October 2022.

The Company’s commercial product strategy for the 2022 fiscal year is to generate revenue growth through increased sales of our medicines in the United States, while completing an orderly transition of its commercial rights to Trogarzo® in the European territory.

OUR PIPELINE

Theratechnologies has established a promising pipeline of investigational medicines in areas of high unmet need, including NASH, oncology and HIV.

Tesamorelin

During the fiscal year 2020, the Company completed the evaluation and development of the F8 formulation which, based on internal studies, is bioequivalent to the original commercialized formulation of tesamorelin formulation. The F8 formulation has a number of advantages over the current formulation of EGRIFTA SV®. Specifically, it is two times more concentrated resulting in a smaller volume of administration and is intended to be presented in a multi-dose vial that can be reconstituted once per week. Similar to the current formulation of EGRIFTA SV®, the F8 formulation is stable at room temperature, even once reconstituted. The global shortage of BWFI and the conduct of the human factor study have caused us to delay the filing of an sBLA to seek approval of this new formulation of tesamorelin.

The Company is currently working on the development of a pen to be used in conjunction with the F8 formulation. To date, its development is not completed, and we are still working on the pen. As a result, no timeline has been set for the filing of an sBLA with the FDA in relation to the pen.

In September 2020, we announced our intent to develop tesamorelin for the treatment of NASH in the general population. This decision was largely based on positive scientific evidence in addition to discussions with scientific advisors and the FDA and European regulatory agencies regarding drug development for the treatment of NASH.

The Company received an approval in connection with a Phase 3 trial design for tesamorelin for the treatment of NASH.

Theratechnologies Inc.
2015	Peel Street, 11th Floor
Montreal, Qubec H3A 1T8

After internal discussions and further risk assessments on this program, in order to further de-risk the Phase 3 trial, the Company has submitted an amended protocol to the FDA. The new protocol will include a Phase 2b/3 seamless study design where the first 350 or so patients’ data will be analyzed by a data monitoring committee to assess the efficacy of tesamorelin on a smaller subset of patients. This amended protocol will allow us to generate hard endpoint data on NAS score and fibrosis. A decision will then be made whether to continue the study until full number of patients (1,094) have completed 18 months of treatment. This does not change the total number of patients required to seek accelerated approval of tesamorelin for the treatment of NASH. The FDA has agreed to this redesigned protocol.

The Company intends to use the F8 formulation for its intended Phase 2b/3 clinical trial in NASH. The Phase 3 trial in NASH will compare the F8 formulation to a placebo. However, we have decided to pause all external activities related to this program until a partner with resources and capabilities has been identified.

SORT1+ Technology™

The Company is currently developing a platform of new proprietary peptides for cancer drug development targeting the sortilin (“SORT1”) receptor. SORT1 is expressed in ovarian, triple-negative breast, skin, lung, colorectal and pancreatic cancers, among others. SORT1 plays a significant role in protein internalization, sorting and trafficking, and therefore, is an attractive target for anticancer drug development. Our innovative peptide-drug conjugates, or PDCs, generated through our SORT1+ Technology™ embody distinct pharmacodynamic and pharmacokinetic properties that differentiate them from traditional chemotherapy. In contrast to traditional chemotherapy, our proprietary PDCs are designed to enable selective delivery of certain anticancer drugs within the tumor microenvironment, and more importantly, directly inside sortilin positive cancer cells.

Our SORT1+ Technology™ was acquired in February 2019 as part of the acquisition of Katana Biopharma, Inc. (“Katana”). Through the acquisition, Theratechnologies obtained the worldwide rights to this platform based on an exclusive royalty-bearing license entered into between Katana and Transfer Plus L.P.

In March 2021, a Phase 1 clinical trial was initiated evaluating TH1902 for the treatment of cancers where the sortilin receptor is expressed. The Phase 1 clinical trial design included a Part A dose escalation study to evaluate the safety, pharmacokinetics, maximum tolerated dose (“MTD”) and preliminary anti-tumor activity of TH1902 administered once every three weeks in patients with advanced solid tumors refractory to available anti-cancer therapies.

The Corporation’s Phase 1 study evaluating its novel investigational proprietary PDC TH1902 for the treatment of sortilin positive cancers is progressing as planned. The Company has completed the dose escalation portion of the Phase 1 trial (Part A). As we have not seen any DLTs in the last patients enrolled in Part A at the 300 mg/m2, this dose has become the recommended dose for Part B of the Phase 1 study (basket portion of the study). We have now initiated enrollment of the larger open label basket trial, which will further assess the safety and tolerability of TH1902. The preliminary anti-tumor activity of TH1902 will be evaluated for all patients as per the response evaluation criteria in solid tumors. Part B of the Phase 1 trial will include the following solid

Theratechnologies Inc.
2015	Peel Street, 11th Floor
Montreal, Qubec H3A 1T8

tumor types: Hormone Receptor-Positive (HR+) Breast Cancer, Triple Negative Breast Cancer, Ovarian Cancer, Endometrial Cancer, Melanoma (10 patients per tumor type). In addition, one arm will be added to include Thyroid, Small Cell Lung, Prostate and potential other high Sortilin expressing cancers (15 patients in total). The plan is to enroll a total of approximately 70 patients in the basket trial to evaluate the potential anti-tumor activity of TH1902.

Ibalizumab for HIV

An sBLA was filed with the FDA in the fourth quarter of 2021 for the Company’s IV Push method of administration of Trogarzo® for the treatment of human HIV-1. The FDA has accepted our filing and has provided a target action date of October 3, 2022, in accordance with PDUFA.

Theratechnologies and TaiMed are also evaluating an IM method of administration for Trogarzo® within the TMB-302 study. Patient enrollment was completed in the second quarter of 2022, and we expect completion of the study during the fourth quarter of calendar year 2022.

In connection with the September 2019 approval of Trogarzo® in Europe, the Company is required to conduct a pediatric investigation plan (“PIP”) to evaluate Trogarzo® in children aged 6 to <18 years old. The PIP will be comprised of two studies with the first study expected to begin in the latter part of 2022.

Additionally, the EMA requested a post-authorization efficacy study to be conducted to evaluate the long-term efficacy and durability of Trogarzo® in combination with other antiretrovirals. The Company had initiated enrollment in this post-authorization study evaluating the real-world long-term efficacy and durability of Trogarzo® in combination with other antiretrovirals in Europe. The study is named Prospective and Retrospective, Observational Multicenter Ibalizumab Study of Efficacy (“PROMISE”). Following its decision in connection with the forfeiture of its commercial rights to Trogarzo® in Europe, the Company has halted enrollment for this PROMISE study.

The obligations related to the European trials will revert to TaiMed once commercialization rights have been returned to them by the end of October 2022.

We are also conducting a trial similar to the PROMISE study in Europe in the United States, (“PROMISE-US”). PROMISE-US is a Prospective and Retrospective Observational study of Multidrug-resistant patient outcomes with and without Ibalizumab in a real-world SE-tting. The PROMISE-US study is proceeding as planned.

2022 Revised Revenue Guidance

Fiscal year 2022 revenue guidance tightened to be in the range of $79 million—$82 million, or growth of the commercial portfolio to be in the range of 13% and 17%, as compared to the 2021 fiscal year. The adjustments reflect our updated expectations from Europe, as announced earlier int the quarter and first half results.

JANUARY 2021 OFFERING

Theratechnologies Inc.
2015	Peel Street, 11th Floor
Montreal, Qubec H3A 1T8

Use of Proceeds

In its prospectus supplement dated January 13, 2021 relating to the January 2021 offering, the Company indicated that it intended to use the net proceeds from such offering primarily to fund research and development activities, commercialization initiatives, general and administrative expenses, working capital needs and other general corporate purposes. More specifically, out of net proceeds of the offering then estimated to be $42,500,000, an amount of $30,500,000 was earmarked for the NASH Phase 3 clinical trial and $7,000,000 for oncology research and development (including the TH1902 Phase 1 clinical trial), with the remainder left for commercial and marketing activities and other uses.

In the months following the January 2021 offering, the Company was able to complete its discussions with the FDA and the EMA regarding the design and protocol for the Phase 3 clinical trial evaluating tesamorelin for the treatment of NASH. As part of its announcement on July 15, 2021 regarding the finalization of the trial design, the Company also announced that the changes made to the design pursuant to the discussions held with the FDA and the EMA would result in higher costs than previously estimated, and that the Company was evaluating its options to best execute its late-stage development program for tesamorelin, including seeking a potential partner. As a result of the delay in the initiation of the NASH Phase 3 clinical trial, the funds raised in the January 2021 offering earmarked for such trial have been added to the Company’s available cash balance. The Company’s ability to execute its Phase 3 clinical trial evaluating tesamorelin for the treatment of NASH will be dependent on its ability to secure additional financial resources.

The following table shows the estimated use of proceeds, compared with the actual use of proceeds as at May 31, 2022:

In millions	Estimated Use of Proceeds	Actual Use of Proceeds	Variance
Nash Phase 3 clinical trial	$30.5	$2.8	$(27.7)
Oncology R&D	7.0	5.3	(1.7)
Commercial and marketing activities	3.5	--	(3.5)
Other	1.5	1.9	0.4
Net Proceeds	$42.5	$10.0	$(32.5)

As at May 31, 2022, approximately $2,834,000 had been used in connection with the NASH Phase 3 clinical trial.

As at May 31, 2022, approximately $5,277,000 had been used in connection with oncology research and development activities and the variance between the amount reserved and the amount used as at May 31, 2022 represents funds held in cash pending their planned allocation as costs are incurred.

Finally, the Company has not implemented new initiatives in terms of commercial and marketing activities, such that the funds earmarked for such use have been added to the Company’s working capital.

Theratechnologies Inc.
2015	Peel Street, 11th Floor
Montreal, Qubec H3A 1T8

Second Quarter Fiscal 2022 Financial Results

Revenue

For the three- and six-month periods ended May 31, 2022, consolidated revenue was $19,268,000 and $37,825,000, compared to $17,787,000 and $33,217,000 for the same periods ended May 31, 2021, representing a year-over-year increase of 8.3% and 13.9%, respectively.

For the second quarter of fiscal 2022, net sales of EGRIFTA SV® were $11,416,000 compared to $10,344,000 in the second quarter of fiscal 2021, representing an increase of 10.3% year-over-year. Net sales for the six-month period ended May 31, 2022, were $23,120,000 compared to $19,032,000 in the same period in 2021. Higher EGRIFTA SV® sales are the result of increased unit and a higher net selling price per unit.

Trogarzo® net sales in the second quarter of fiscal 2022 amounted to $7,852,000 compared to $7,443,000 for the same quarter of 2021, representing an increase of 5.5% year-over-year. For the six-month period ended May 31, 2022, Trogarzo® net sales were $14,705,000 compared to $14,185,000 in the same period in 2021. Higher sales of Trogarzo® were a result of a stronger performance in the United States, where we recorded 14% growth compared to the same quarter of last year, and were hampered by lower sales in Europe, as a result of a weaker overall pricing environment.

Cost of Sales

For the three- and six-months ended May 31, 2022, cost of sales increased to $8,979,000 and $15,078,000 compared to $5,934,000 and $11,345,000 for the same periods in fiscal 2021, primarily due to an increase in other production related costs.

Cost of goods sold was $7,759,000 and $12,637,000 in the three- and six-month periods of 2022 compared to $4,714,000 and $8,904,000 for the same periods in 2021. The increase in cost of goods sold was mainly due to a charge arising from the non-production of scheduled batches of EGRIFTA SV® that were cancelled due to the planned transition to the F8 formulation of tesamorelin. Cost of goods sold was also impacted by higher sales of both EGRIFTA SV® and Trogarzo®.

Cost of sales also included the amortization of the other asset of $1,220,000 in both Q2 fiscal 2022 and Q2 fiscal 2021, and of $2,441,000 for the six-month periods of 2022 and 2021.

R&D Expenses

R&D expenses in the three- and six-month periods ended May 31, 2022, amounted to $11,056,000 and $19,059,000 compared to $6,417,000 and $11,300,000 in the comparable periods of fiscal 2021.

The increases in both periods were largely due to higher spending related to the ongoing Phase 1 trial of TH1902. In 2022, we have also initiated important studies related to medical education and follow-up studies in the HIV field. Increased spending in R&D is also related to the on-going trial evaluating the intra-muscular form of administration of Trogarzo®.

Theratechnologies Inc.
2015	Peel Street, 11th Floor
Montreal, Qubec H3A 1T8

Selling Expenses

Selling expenses increased to $15,371,000 and $23,178,000 for the three- and six-month periods ended May 31, 2022, compared to $6,901,000 and $13,059,000 for the same periods last year. The increase is due in part to one-time costs related to setting up our internal field force in the United States, as well as spending on new initiatives implemented in 2022 to increase awareness of our products on the North American market.

The amortization of the intangible asset value for the EGRIFTA SV® and Trogarzo® commercialization rights is also included in selling expenses. As such, we recorded expenses of $7,102,000 and $7,897,000 for the three- and six-month periods ended May 31, 2022 compared to $795,000 and $1,590,000 in 2021. The increase is related to the accelerated amortization of the Trogarzo® commercialization rights for the European territory following our decision to cease commercialization activities in that territory in Q2 2022.

General and Administrative Expenses

General and administrative expenses in the three- and six-month periods ended May 31, 2022, amounted to $4,823,000 and $9,191,000 compared to $3,884,000 and $7,446,000 reported in the comparable periods of fiscal 2021. The increase in General and Administrative expenses is largely due to increased overall business activities in 2022 compared to 2021, as well as key hires in North America to support the implementation and management of our internal field force in the United States.

Net Finance Costs

Net finance costs for the three- and six-month periods ended May 31, 2022, were $1,644,000 and $2,929,000 compared to $1,023,000 and $2,355,000 for the comparable periods of 2021. Net finance costs in the second quarter of 2022 and 2021 included interest of $833,000 ($1,635,000 in the corresponding six-months periods) on the senior convertible notes issued in June 2018.

Net finance costs for the three- and six-month periods ended May 31, 2022, also included accretion expense of $544,000 and $1,061,000, compared to $608,000 and $1,189,000 for the comparable periods in 2021.

Net Loss

Given the increase in revenue and the increased expenses and the impairment of the Trogarzo® commercialization rights for the European Territory, net loss for the three- and six-month periods ended May 31, 2022, amounted to $22,727,000 and $31,759,000, compared to $6,392,000 and $12,314,000, for the same periods last year.

Liquidity and Financial Position

We ended the second quarter of fiscal 2022 with $32,491,000 in cash, bonds and money market funds. The Company believes that its cash position and future operating cash flows will be sufficient to finance its operations and capital needs for at least the next 12 months

Theratechnologies Inc.
2015	Peel Street, 11th Floor
Montreal, Qubec H3A 1T8

from the consolidated statement of financial position date. Furthermore, subsequent to May 31, 2022, (refer to the Subsequent Events section) the Company secured a new financing.

For the three-month period ended May 31, 2022, cash flows used by operating activities were $11,736,000 compared to $2,812,000 in the same period of fiscal 2022.

In the second quarter of fiscal 2022, changes in operating assets and liabilities had a positive impact on cash flow of $10,589,000 (2021- $2,096,000). These changes were mostly attributable to positive impacts from lower accounts receivable ($1,077,000) and prepaid expenses ($1,097,000), and higher accounts payables and accrued liabilities ($7,095,000).

Theratechnologies Inc.
2015	Peel Street, 11th Floor
Montreal, Qubec H3A 1T8

Quarterly Financial Information

The following table is a summary of our unaudited consolidated operating results for the last eight quarters.

(in thousands of dollars, except per share amounts)

	2022		2021				2020

	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3

Revenue	19,268	18,557	18,754	17,852	17,787	15,430	19,123	14,049

Operating expenses

Cost of sales

Cost of goods sold	7,759	4,878	5,191	4,283	4,714	4,190	5,190	4,611

Other production-related costs	-	-	-	-	-	-	240	280

Amortization of other asset	1,220	1,221	1,220	1,221	1,220	1,221	1,220	1,220

R&D	11,056	8,003	8,678	8,296	6,417	4,883	6,795	4,183

Selling	15,371	7,807	8,193	7,657	6,901	6,158	6,532	7,025

General and administrative	4,823	4,368	3,537	3,633	3,884	3,562	3,255	2,699

Total operating expenses	40,229	26,277	26,819	25,090	23,136	20,014	23,232	20,018

Net finance costs	(1,644)	(1,285)	(1,817)	(2,254)	(1,023)	(1,332)	(1,424)	(799)

Income taxes	(122)	(27)	(19)	(18)	(20)	(6)	(16)	-

Net loss	(22,727)	(9,032)	(9,901)	(9,510)	(6,392)	(5,922)	(5,549)	(6,768)

Basic and diluted loss per share	(0.24)	(0.09)	(0.10)	(0.10)	(0.07)	(0.07)	(0.07)	(0.09)

-

Theratechnologies Inc.
2015	Peel Street, 11th Floor
Montreal, Qubec H3A 1T8

Factors Affecting the Variability of Quarterly Results

There are quarter-over-quarter variations in net sales revenue, principally due to changes in distributor inventory levels with some additional impact from time to time related to average net selling price, which is affected by changes in the mix of private payors versus government drug reimbursement plans.

The increase in cost of goods sold in Q2 2022 was mainly due to a charge arising from the non-production of scheduled batches of EGRIFTA SV® that were cancelled due to the planned transition to the F8 formulation of tesamorelin.

The increase in selling expenses in Q2 2022 was related to the accelerated amortization of the Trogarzo® commercialization rights for the European territory following our decision to cease commercialization activities in that territory.

Subsequent Events

Term Loan Financing

Subsequent to the end of the second quarter, the Company announced it received a binding commitment letter with respect to a non-dilutive term loan with Marathon Asset Management for up to $100,000 (the “Loan Facility”). Highlights of the agreement are as follows:

•	Senior secured term loan of up to $100,000 across four tranches;
•	$40,000 is expected to be funded before July 29, 2022 (“Tranche 1 Loan”);
•

$20,000 to be made available by no later than June 30, 2023, if the Company has filed with the FDA its sBLA for the EGRIFTA SV® human factor study and has had net revenues of at least $75,000 for the 12-month period immediately preceding the funding of the tranche (“Tranche 2 Loan”);

•

$15,000 to be made available by no later than March 2024 if the Company has obtained approval from the FDA for its F8 formulation of tesamorelin and has had net revenues of at least $90,000 for the 12-month period immediately preceding the funding of the tranche (“Tranche 3 Loan”);

•

Up to an additional $25,000 to be made available no later than December 31, 2024, if the Company has had at least $110,000 in net revenues for the 12-month period immediately preceding the funding of the tranche and at least $20,000 in EBITDA (as defined in the Credit Agreement) (“Tranche 4 Loan”);

•

The facility will have an initial term of five years (six years if Tranche 3 is drawn), provide for an interest-only period of 24 months (36 months if Tranche 3 is drawn), and bear interest at the Secured Overnight Financing Rate (SOFR) plus 9.5%;

•

The proceeds from the Tranche 1 Loan shall be used to purchase $30,000 principal amount of issued and outstanding convertible unsecured senior notes and the proceeds of the Tranche 2 Loan shall be used to reimburse the remaining issued and outstanding Convertible Notes at maturity; and,

Theratechnologies Inc.
2015	Peel Street, 11th Floor
Montreal, Qubec H3A 1T8

•	The proceeds of both the Tranche 3 Loan and Tranche 4 Loan can be used for general corporate purposes.

The Company also announced the signing of purchase agreements with a number of convertible noteholders aggregating $30,000 principal amount of Convertible Notes. The purchase price of these Convertible Notes will be made promptly after the funding of the Tranche 1 Loan.

Recent Changes in Accounting Standards

There were no changes in accounting standards during the second quarter of fiscal 2022.

Outstanding Share Data

As of July 12, 2022, the Company had 95,121,639 common shares issued and outstanding, 8,130,550 warrants outstanding, and 5,659,199 outstanding options. We also had $57,500,000 aggregate principal amount of 5.75% convertible unsecured senior notes due June 30, 2023 issued and outstanding as a result of the Offering. These notes are convertible into common shares at the option of the holder at a conversion price of $14.85, representing a conversion rate of approximately 67.3401 common share per $1,000 principal amount of notes. The conversion of all of the outstanding notes would result in the issuance of 3,872,055 common shares.

Contractual Obligations

There was no material change in contractual obligations during the three- and six-month periods ended May 31, 2022.

Economic and Industry Factors

In the three months ended May 31, 2022, there were no material economic and industry factors affecting our business.

Internal Control

There was no change in the Company’s internal control over financial reporting (“ICFR”) that occurred during the period beginning on March 1, 2022 and ending on May 31, 2022 that has materially affected, or is reasonably likely to materially affect, the Company’s ICFR.

Theratechnologies Inc.
2015	Peel Street, 11th Floor
Montreal, Qubec H3A 1T8